UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940

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1. Name and Address of Reporting Person*

   Peter B. Yunich
   c/o Metropolitan Venture Partners
   257 Park Avenue South, 15th Floor
   New York, New York 10010

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2. Date of Event Requiring Statement (Month/Day/Year)

   October 4, 2002

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Direct Insite Corp. (DIRI)

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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
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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
                                           |                      |                |                                               |
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                                           |                      |                |                                               |
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                                           |                      |                |
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                                           |                      |                |                                               |
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


                                                                          (over)


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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount               |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying                  |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities                     |exercise  |Form of      |                           |
                        |  Date(Month/      |---------------------------------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        |  Date   | Expira- |                       |or       |vative    |Security:    |                           |
                        |  Exer-  | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        |  cisable| Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Series A Convertible    |         |         |                       |         |          |             |                           |
Preferred Stock, par    |         |         |                       |         |          |             |                           |
value $0.0001 per share | 10/4/02 | 9/25/05 |    Common Stock       | 934,580 | $2.14(1) |   I(2)      |  See Note 2.              |
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                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
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                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
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

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

Explanation of Responses:

1. The reported number of shares of Common Stock underlying the Series A Convertible Preferred Stock reflects the initial conversion rate of 1-for-10 (the ratio of the current liquidation value of the Series A Convertible Preferred Stock of $21.40, to the current conversion price of $2.14) pursuant to the terms of the Series A Convertible Preferred Stock.

2. Metropolitan Venture Partners II, L.P. ("MetVP") is the direct owner of 93,458 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of Direct Insite Corp. (the "Issuer"), which is convertible as of the date of this statement into 934,580 shares of Common Stock, par value $0.0001 per share of the Issuer (the "Shares"). The Reporting Person is a Managing Partner of MetVP as well as a limited partner of MetVP. In addition, the Reporting Person is a limited partner in Metropolitan Venture Partners (Advisors), L.P. ("MetVP Advisors"), which is the general partner of MetVP and is on the board of directors and is a shareholder in Metropolitan Venture Partners Corp., which is the general partner of MetVP Advisors. As a result of the foregoing, the Reporting Person may be deemed to own beneficially and indirectly the Shares. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.


                                               /s/ Peter B. Yunich
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                                               **Signature of Reporting Person

                                               October 10, 2002
                                               -----------------
                                               Date


* If from is filed by more than one reporting person, see Instruction 5(b)(v). ** Intentional misstatements or omissions of facts constitute Federal Criminal
    Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



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